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                 August 30, 2021

       Daniel Solomita
       President and Chief Executive Officer
       Loop Industries, Inc.
       480 Fernand-Poitras Terrebonne
       Qu  bec, Canada J6Y 1Y4

                                                        Re: Loop Industries,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 20,
2021
                                                            File No. 333-258982

       Dear Mr. Solomita:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Martin Waters